NO ACT

16
1-7-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000179

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/15/13

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Bank of America by Stephen Johnson and Martha Thompson. We also have received a letter on the proponents' behalf dated February 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mike Lapham
Responsible Wealth
mlapham@responsiblewealth.org

February 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

The proposal requests that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to Bank of America by Amalgamated Bank's LongView Large Cap 500 Index Fund. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
1 Milk St., 5th Floor
Boston, MA 02109
(o/b/o Filers Stephen Johnson and Martha Thompson)

February 4, 2013

By email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of Stephen Johnson and Martha Thompson
Response to Bank of America Corporation No-Action Letter 1/7/13 to SEC

Dear SEC Staff:

Responsible Wealth submits this letter in response to Bank of America's (the "Company's") request for a determination allowing exclusion of the shareholder proposal (the "Proposal") submitted by Responsible Wealth's members, Stephen Johnson and Martha Thompson (the "Proponents"), to the Company for inclusion in its 2013 proxy materials.

The resolved clause of the Proposal (attached as Exhibit 1) reads:

> The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

By letter to the Division dated January 7, 2013, the Company argues that the Proposal may be excluded from the 2013 proxy materials because:

a) It is "impermissibly vague and indefinite so as to be inherently misleading," in violation of Rule 14a-8(i)(3); and,
b) The Proposal "substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in the 2013 Proxy Materials" in violation of Rule 14a-8(i)(11).

As we demonstrate below, the Company has failed to satisfy its burden of persuasion and as such, the SEC should advise the Company *not* to exclude the Proposal from its upcoming proxy statement.

The Proposal is Not Impermissibly Vague Because "Treasury Funds" Has an Unambiguous Meaning That is Easily Understood by Both Shareholders and the Company

In Section I of its letter, the Company claims that the term "treasury funds" is not defined, and as such "neither the stockholders voting on the [P]roposal, nor the [C]ompany in implementing the [P]roposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the [Proposal] requires." [citing Staff Legal Bulletin No. 14B, Sept. 15, 2004]

Contrary to the Company's assertion, the term used by the Proponents has clear and unambiguous meaning grounded in past usage. We believe that the term "treasury funds," in the context of the Proposal, could not be reasonably misunderstood by stockholders or officials of the Company.

The company suggests three potential misinterpretations of the term "treasury funds":

- First, the Company makes reference (on p. 4 of its memo) to an odd and arcane use of the term by the Supreme Court in *Citizens United*, which the Company interprets as referring to Political Action Committees. It stretches belief to think that a shareholder or company official would be confused by this single idiosyncratic and admittedly undefined use of the term by the Supreme Court.

  [Note: The Company correctly construes that the Resolved Clause does not address the disposition of any corporate-sponsored PAC funds, even though the Proponent has referenced the contributions of the Company's PAC elsewhere in the proposal. It is commonplace for the text of shareholder proposals to establish a broad context while the Resolved Clause focuses upon the precise request that investors are being asked to vote upon. In the non-Resolved Clause text, the Proponents bundle together corporate PAC with individual contributions from employees because vagaries in state and federal reporting requirements make it impossible to accurately or precisely disaggregate them. (The sources of those figures are two well-established research organizations, the Center for Responsive Politics for federal data, and the National Institute for Money State Politics for state-level data.) The Proponent felt it was important to include this bundled figure to establish a more complete picture of political activities associated with the Company's brand and reputation.]

- The Company suggests (p. 5) that a reader might think the proposal refers to "U.S. Treasury Funds", even though the term "treasury funds" in the Proposal is never capitalized, and there is not a single reference to the US Treasury in the Proposal. Again, this assertion stretches belief.

- Third, the Company suggests there may be confusion about exactly which type of corporate funds are meant by the term "treasury funds." We believe, and trust the SEC will agree, that the term treasury funds is well-established and well understood, and that any reasonable stockholder or company official would understand that "treasury funds" refers to funds controlled by the Company, and is synonymous with "corporate funds."

SEC staff (the "Staff") recently rejected an argument very much like the Company's in EQT Corp. (Jan. 23, 2013). There, the proposal asked EQT's board to study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions. EQT claimed that the phrase "use of treasury funds" was excessively vague, supporting exclusion. The Staff disagreed and declined to grant relief, stating "We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has not concurred with similar arguments made with respect to proposals concerning corporate political spending, rejecting challenges that seek to inject uncertainty where none exists. For example, in *Goldman Sachs* (Feb. 18, 2011), the Staff rejected the company's argument that "expenditure" and "attempt to influence the general public, or segments, thereof" were "vague and susceptible to multiple interpretations." Similarly, the Staff declined to grant relief in *Time Warner* (Feb. 11, 2004), failing to concur with the company's argument that the terms "corporate resources," "partisan political activities," "political purposes," "political arena," and "related expenditures of money and other resources" were overly broad, and thus vague and misleading.

By contrast, in the determinations cited by the Company, the proposals did not address the subject of political spending, and the language at issue varied significantly from the terms challenged by the Company.

We respectfully urge that the Company not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(3).

Response to the Company's Claim that the Proposal is Excludable Because it Violates Rule 14a-8(i)(11) ("Substantially Duplicates Another Proposal")

Section II of the Company's letter argues that the Proposal may be excluded because it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." [Quoting from Rule 14a8(i)(11)]. Specifically, the Company seeks to exclude the Proposal on the grounds that it is substantially identical to a proposal the Company received on November 13, 2012 from Amalgamated Bank's LongView Large Cap 500 Index Fund (the "LongView Proposal", attached as Exhibit 2). We disagree with the Company's view and urge the Staff to deny the Company's no action request on the following grounds.

We do not dispute the Company's assertion that both the Proposal and the LongView Proposal deal broadly with corporate political activity and make reference to *Citizens United*. The similarities, however, end there. The two proposals have clearly different goals and ask the Company to take very different actions. The Proposal focuses on the Company discontinuing political spending. To that end, it asks the Company to conduct a one-time *study* examining the feasibility of no longer making direct or indirect political expenditures. The LongView Proposal, by contrast, focuses on the transparency of both lobbying and political spending, requesting that the Company provide periodic public *disclosure* of its lobbying and political contributions.

As the Company notes, "the purpose of [Rule 14a8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." [citing Exchange Act Release No. 12999 (Nov. 22, 1976)]. We believe that a reasonable shareholder would not fail to understand that the "principal thrust" of these two proposals is different. Further, we believe shareholders should be given an opportunity to have their voices heard on these two very different proposals: one (the Proposal) seeking to explore an *end* to political spending on elections and referenda, and the other (the LongView Proposal) merely asking the Company to publicly *disclose* its political spending in a variety of categories.

* * * *

For the reasons submitted above, we maintain that the Company has failed to satisfy its burden of persuasion that the Proposal is excludable as vague and misleading, or because it substantially duplicates another proposal. We request that the Staff decline to grant the relief requested by the Company.

I would prefer (and hereby consent) to receive a copy of the Staff's response solely via email (mlapham@responsiblewealth.org). And on behalf of our members, you may correspond with the filers by email only as well (Martha Thompson - marniethompson@triad.rr.com, and Stephen Johnson - sjohnson@rpm-data.com). In the event that paper documents must be transmitted, they can be sent to the address below.

Thank you for your attention to this matter.

Sincerely,



Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
1 Milk St., 5th Floor
Boston, MA 02109

Cc: Ronald O. Mueller, Esq., Gibson, Dunn & Crutcher, LLP
(by email to: rmueller@gibsondunn.com)
Stephen Johnson and Marnie Thompson

Exhibit 1: Shareholder Proposal filed by Stephen Johnson and Marnie Thompson (the "Proposal")

PROHIBIT POLITICAL CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:
Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications during the 2010 primaries revealed the donor identities in their Federal Election Commission filings.

In February 2010, 80% of those polled by ABC News/Washington Post opposed the *Citizens United* decision – across party lines. More recently, 80-90% of respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy-nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company; over half would ask their employer to remove the company from their retirement account.

Bank of America's political action committee and employees have given $16.84 million to federal candidates for office since the 2002 election cycle (Center for Responsive Politics). At the state level, the Bank, its subsidiaries and employees have given over $8.4 million to candidates since 2003. An unreported amount was expended to ballot referenda, political convention host committees, trade association political spending and/or other politically oriented recipients.

A growing number of companies have discontinued political spending either directly or through third parties (Sustainable Endowments Institute).

RESOLVED:
The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

SUPPORTING STATEMENT:

Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012). Given the risks, potential negative impact, and questionable value of corporate political spending, we believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use Bank of America's contributions, dues or fees toward political ends.

Exhibit 2: Shareholder Proposal from Amalgamated Bank's LongView Large Cap 500 Index Fund (the "LongView Proposal")

Resolved: The shareholders of Bank of America Corporation (the "Company") hereby request that the Company prepare and periodically update a report, to be presented to the pertinent board of directors committee and posted on the Company's website, that discloses monetary and non-monetary expenditures that the Company could not deduct as an "ordinary and necessary" business expense under section 162(e) of the Internal Revenue Code (the "Code") because they are incurred in connection with--

- influencing legislation;
- participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office; and
- attempting to influence the general public, or segments thereof, with respect to elections, legislative matters, or referenda.

The requested disclosure would include (but not be limited to)--

- contributions to or expenditures in support of or opposition to political candidates, political parties, political committees;
- dues, contributions or other payments made to tax-exempt "social welfare" organizations and "political committees" operating under sections 501(c)(4) and 527 of the Code, respectively, and to tax-exempt entities that write model legislation and operate under section 501(c)(3) of the Code; and
- the portion of dues or other payments made to a tax-exempt entity such as a trade association that are used for an expenditure or contribution and that would not be deductible under section 162(e) of the Code if made directly by the Company.

The report shall identify all recipients and the amount paid to each recipient from Company funds.

Supporting statement

As long-term shareholders, we support transparency and accountability in corporate spending on political activities. Disclosure is consistent with public policy and in the best interest of the Company and its shareholders. Indeed, the Supreme Court's 2010 *Citizens United* decision – which liberalized rules for corporate participation in election-related activities – recognized the importance of disclosure to shareholders, saying: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Page 1 of 2

In our view, in the absence of a system of accountability, company assets could be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the Company and its shareholders.

Although the Supreme Court cited the importance of disclosure in this area, current law allows companies to anonymously channel significant amounts of money into the political process through trade associations and non-profit groups that do not have to disclose contributors. The Company does disclose its direct contributions to candidates and lobbying expenditures, but secret payments to third parties can dwarf the contributions that must be publicly reported.

Given the vagaries of the political process and the uncertainty that political spending will produce any return for shareholders, we believe that companies should be fully transparent and accountable by disclosing how they spend shareholder money in this area.

We urge you to vote FOR this critical governance reform.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

January 7, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Stephen Johnson and Martha Thompson
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Stephen Johnson and Martha Thompson (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

A copy of the Proposal, the supporting statement and related correspondence with the Proponents is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(11) because the Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in the 2013 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal fails to define a critical term or otherwise provide guidance on how it should be interpreted. Specifically, the Proposal does not define the term "treasury funds," a key component of its recommendation. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as it is impermissibly vague and indefinite so as to be inherently misleading.

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because stockholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on.[1] The Staff on numerous occasions has concurred that a stockholder proposal was sufficiently misleading as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by [stockholders] voting on the proposal."[2]

Under these standards, the Staff consistently has concurred with the exclusion under Rule 14a-8(i)(3) of proposals that fail to define critical terms or phrases or otherwise fail to provide guidance on what is required to implement the proposals. For example, in *General Electric Co.* (avail. Jan. 23, 2003), a stockholder proposal sought an "individual cap on salaries and benefits" for the company's officers and directors, yet failed to define various terms, including the term "benefits." Arguing that the proposal's failure to define this term rendered it vague and indefinite, the company stressed that "benefits" could conceivably refer to a variety of compensation, including medical insurance, life insurance, and stock options. Thus, stockholders may interpret the term differently and, if the proposal were successful, the implementation may be different from what stockholders expected. The Staff concurred in the exclusion of the proposal.[3]

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[1] *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (noting that a stockholder proposal may be excludable if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the [stockholders] at large to comprehend precisely what the proposal would entail.").

[2] *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

[3] *See also General Electric Co.* (avail. Feb. 10, 2011) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal asking that executives relinquish preexisting

[Footnote continued on next page]

Similar to the above precedent, the Proposal contains a key term—"treasury funds"—that is not defined. The Proposal requests that the board of directors undertake a study on the feasibility of adopting a policy which would prohibit the use of "treasury funds" for political contributions. The term "treasury funds" is of critical importance in the Proposal. In fact, the Proposal centers around that term, as "treasury funds" are the only type of funds which the Proposal requests the Company to consider restricting from use in political contributions. Yet the Proposal fails to define this critical term or to provide any description of what this term might encompass.

There is not a generally understood meaning for "treasury funds." In the absence of a readily understood meaning, the term "treasury funds" reasonably can be interpreted in at least three different ways:

- **Campaign finance terminology.** The Proponents could intend "treasury funds" to be used in the manner that the Supreme Court used the term in *Citizens United v. Federal Election Comm'n*, 130 S. Ct. 876 (2010). While the Court did not explicitly define the term "general treasury funds" in *Citizens United*, the Court seems to use the term to represent the opposite of segregated corporate funds, also known as Political Action Committees. *See id.* at 887 ("Corporations and unions are barred from using their general treasury funds for express advocacy or electioneering communications. They may establish, however, a 'separate segregated fund' (known as a political action committee, or PAC) for these purposes."). This is a specialized use of the term that stockholders voting on the Proposal could not be expected to understand. Moreover, even this usage of the term is not well established or well-defined.[4] Importantly, this use of the term would mean that the Proposal would not request that the Company explore a

[Footnote continued from previous page]
"executive pay rights," which term was not defined or explained); *General Electric Co.* (avail. Dec. 31, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal asking that each board member with at least eight years of tenure be "forced ranked" and that the "bottom ranked" director not be re-nominated); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives").

[4] *See* Frances R. Hill, *Implications of Citizens United for the 2010 Election and Beyond*, A.L.I., A.B.A. 103, 118 (2010) (questioning whether "treasury funds," as used in *Citizens United*, is a "term of art or a general reference encompassing funds from any and all sources controlled by the corporation").

restriction on involvement with indirect political contributions provided through a PAC, even though the Proponents refer to the Company's PAC contributions in the recitals explaining the background of the Proposal.

- **U.S. Treasury funds.** "Treasury funds" could refer to funds the Company received from the United States Department of the Treasury. The Company participated in the Troubled Asset Relief Program, and although the Company has repaid the funds it received under the program, some stockholders might view political contributions funded from this source as inappropriate but not hold that view with respect to funds the Company generates through its business operations. Similarly, the Company offers products, such as the Making Home Affordable Program, the Home Affordable Modification Program and the Home Affordable Refinance Program, sponsored by the U.S. Department of the Treasury. The Proposal's use of "treasury funds" could be interpreted to mean either the funds made available to the Company's customers through these and similar programs or income to the Company for originating or servicing loans from these U.S. Treasury programs.

- **Corporate funds.** "Treasury funds" could be thought to refer to a specific category of corporate funds. The term "treasury stock" has a particular meaning in the context of public company balance sheets—stock that is repurchased by the issuing entity—and stockholders could associate the term "treasury funds" with that meaning and believe, for example, that only funds that otherwise would be available to fund stock repurchases would be subject to the Proposal. Even if some stockholders do not interpret the phrase in this exact manner, they likely would expect the term to have a different meaning from the notion of general corporate funds. Indeed, the term "corporate funds" was used in a very similar stockholder proposal included in the Company's proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders.[5] Accordingly, stockholders would likely understand this year's proposal to be addressing a different category of funds.

The Proponents' reliance on a specialized term to address a critical aspect of the Proposal and failure to clarify the meaning of that term renders the Proposal vague and ambiguous. Understanding the term "treasury funds" is crucial to stockholders' ability to make an

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[5] That proposal stated: "The shareholders request that the board of directors adopt a policy prohibiting the use of corporate funds for any political election or campaign." *See* page 60 of the Company's 2012 definitive proxy statement, filed on March 28, 2012.

informed decision regarding the Proposal. Without a definition of the term, "neither the stockholders voting on the [P]roposal, nor the [C]ompany in implementing the [P]roposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the [P]roposal requires."[6] Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2013 Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[7]

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus."[8] A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. Particularly relevant here, in *Abbott Labs* (avail. Feb. 4, 2004), the Staff concurred that a proposal that the company limit senior executives' salaries, bonuses, long-term equity compensation, and severance payments was substantially duplicative of a proposal requesting the adoption of a policy prohibiting future stock option grants to senior executives. In *Wells Fargo & Co.* (avail. Feb. 8, 2011), the Staff concurred that a proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," even though the information sought under one of the proposals would not necessarily be encompassed by the other proposal.

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[6] Staff Legal Bulletin No. 14B (Sept. 15, 2004).

[7] Exchange Act Release No. 12999 (Nov. 22, 1976).

[8] *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993).

On November 13, 2012, before the Company received the Proposal on November 27, 2012, the Company received a proposal from Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Fund Proposal," and together with the Proposal, the "Proposals"). *See* Exhibit B. The Fund Proposal states:

> Resolved: The shareholders of Bank of America Corporation (the "Company") hereby request that the Company prepare and periodically update a report, to be presented to the pertinent board of directors committee and posted on the Company's website, that discloses monetary and non-monetary expenditures that the Company could not deduct as an "ordinary and necessary" business expense under section 162(e) of the Internal Revenue Code (the "Code") because they are incurred in connection with –
>
> - influencing legislation;
> - participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office; and
> - attempting to influence the general public, or segments thereof, with respect to elections, legislative matters, or referenda.

The Fund Proposal's requested disclosure would include "contributions to or expenditures in support of or opposition to political candidates, political parties, [and] political committees" and would identify the recipients and the amount of the contributions.

The Company intends to include the Fund Proposal in its 2013 Proxy Materials.

The principal thrust of both the Proposal and the Fund Proposal is the same: concern with potential negative implications from political contributions and a request for review of the Company's policies and practices relating to political contributions. The fact that the Proposal and the Fund Proposal share the same principal thrust is further evidenced by the language of their supporting statements:

- It is clear from the supporting statements of the Proposals that both are motivated, at least in part, by the Supreme Court's decision in *Citizens United* and the legal impact it had on the ability of corporations to make political contributions. For example, the Proposal notes the contentious nature of corporate political spending and its increased prominence since *Citizens United* and then states that the decision "affirmed companies' rights to make unlimited political expenditures to independent groups." Similarly, the Fund Proposal notes that the decision "liberalized rules for corporate participation in election-related activities" and then cites the decision as support for its statement that "[d]isclosure is consistent with public policy and in the best interest of the Company and its shareholders." Thus, concerns prompted by *Citizens United* underlie both Proposals.

- Both Proposals also express concern that there can be a lack of transparency around indirect contributions. The Proposal asserts that corporations make significant contributions "through trade associations and 501(c)(4)s, which do not have to reveal their donors." Similarly, the supporting statement to the Fund Proposal states that the proponent of the Fund Proposal supports "transparency and accountability," and asserts that current law "allows companies to anonymously channel significant amounts of money into the political process through trade associations and non-profit groups that do not have to disclose contributors." While the Fund Proposal notes that the Company does disclose direct contributions to candidates and lobbying expenditures, both the Proposal and the Fund Proposal express a concern that the Company could be expending unreported amounts.

- Both Proposals express a concern with whether corporate political spending enhances stockholder value. The Proposal mentions in its supporting statement that "some studies suggest [corporate political spending] correlates negatively with shareholder value" while the Fund Proposal argues that "in the absence of a system of accountability, company assets could be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the Company and its shareholders."

- Finally, both Proposals express the purported need for examining whether political spending is appropriate. The supporting statement to the Proposal states, "Given the risks, potential negative impact, and questionable value of corporate political spending, we believe that a prudent policy would include an end to direct political giving and an end to indirect giving . . . ." Similarly, the supporting statement to the Fund Proposal states, "Given the vagaries of the political process and the uncertainty that political spending will produce any return for shareholders, we believe that companies should be fully transparent and accountable . . . ."

Thus, both of the Proposals request Board-level review of the Company's policies and practices regarding political contributions. Even though the Proposal urges that the result of the requested Board study be a decision to prohibit the use of treasury funds for political spending, the primary thrust of each of the Proposals is to encourage the Board to evaluate and report on the Company's policies for political contributions. Therefore, the Proposal substantially duplicates the earlier-received Fund Proposal.

The Staff has concurred that a variety of different proposals addressing political contributions or political spending are substantially duplicative for purposes of Rule

14a-8(i)(11) where "the terms and the breadth of the two proposals are somewhat different, [but] the principal thrust and focus are substantially the same."[9]

The fact that the Proposal recommends that the Board "study the feasibility of adopting a policy" that would prohibit the use of treasury funds for political contributions while the Fund Proposal requests that reports of political contributions be regularly presented to a Board committee and publicly disclosed does not meaningfully differentiate the Proposals. In *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff considered a proposal requesting the adoption of a policy that a "significant portion of future stock option grants to senior executives" be performance-based. The Staff concurred that the company could exclude this proposal as substantially duplicative of a proposal requesting that "NO future NEW stock options [be] awarded to ANYONE." Because both proposals reflected the same concern of addressing and reigning in certain executive compensation arrangements, they were substantially duplicative, even though they advocated different approaches to address the underlying concern. As in *Merck* and *Abbott Labs*, while the Proposal and the Fund Proposal are different in terms and scope, they share the same principal thrust and focus: to encourage the Company to provide for Board-level review of policies and practices regarding political contributions.

The Proposals should be distinguished from those in *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004), where the Staff did not find substantial duplication between two proposals. In *Bristol-Myers*, the later proposal recommended the adoption of a policy which would

---

[9] *Ford Motor Co.* (avail. Feb. 19, 2004). *See also FedEx Corp.* (avail. July 21, 2011) (permitting exclusion of a proposal requesting an annual report and advisory stockholder vote on political contributions as substantially similar to another proposal requesting a semi-annual report detailing expenditures used to participate in political campaigns and the formal policies for such expenditures); *Citigroup, Inc.* (avail. Jan. 28, 2011) (concurring that a proposal requesting a report on "lobbying contributions and expenditures" substantially duplicated a proposal requesting a report on "political contributions and expenditures"); *General Motors Corp. (Catholic Healthcare West)* (avail. Apr. 5, 2007) (permitting exclusion of a proposal requesting a report on the company's political contributions and policies governing them because it substantially duplicated an earlier proposal requesting annual disclosure of the company's political contributions); *Bank of America Corp.* (avail. Feb. 14, 2006) (permitting exclusion of a proposal that would require the company to publish details of its political contributions in certain newspapers because it was substantially similar to an earlier proposal that would require the company to disclose its "policies and procedures" for political contributions and its contributions made to various political entities).

prohibit the company from making political contributions. The principal thrust of that proposal was to create a bright-line change to the company's policy which would result in an immediate and complete ban on political spending by the company. The earlier proposal, however, recommended only that the company's management publish a description of its political contributions from the preceding year and, thereafter, disclose such information in reports to stockholders. Unlike the later proposal, the principal thrust of the earlier proposal was to create a system to oversee the company's political contributions. In this instance, the Proposal does not seek to enact an immediate ban on political spending, but rather recommends that the Company examine the viability of adopting a policy against it. The primary goal of the Proposal is to require that the Board study the Company's political spending and decide how to proceed based on its findings. While urging that a prohibition on political contributions and political spending be evaluated, the Proposal does not seek to impose that outcome. Rather, the Proposal's primary thrust duplicates that of the Fund Proposal: to provide for Board review of policies and practices regarding political contributions. Because the Proposals share the same principal thrust and focus, the Proposal substantially duplicates the Fund Proposal and may be excluded from the 2013 Proxy Materials.

Stockholders would have to consider substantially the same matters if asked to vote on both the Proposal and the Fund Proposal because both proposals relate to evaluating whether the Company should adopt a new approach for Board oversight of political contributions and political spending. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[10] Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded from the 2013 Proxy Materials as it is substantially duplicative of the Fund Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further

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[10] Exchange Act Release No. 12999 (Nov. 22, 1976).

assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
Mike Lapham, United for a Fair Economy
Stephen Johnson
Martha Thompson

DOC1.DOCX

GIBSON DUNN

EXHIBIT A

Mareski, Brenda - Legal

From:	IR
Sent:	Wednesday, November 28, 2012 8:05 AM
To:	BAC Corporate Secretary
Subject:	FW: resolution for consideration at 2013 Annual Meeting
Attachments:	BofA letter signed Nov 2012.pdf; Bank of America 2013 shareholder resolution.doc

---

From: Marnie Thompson [mailto:marniethompson@triad.rr.com]
Sent: Tuesday, November 27, 2012 10:35 PM
To: IR; lauren.a.mogenson@bankofamerica.com
Cc: Mike Lapham; Stephen Johnson
Subject: resolution for consideration at 2013 Annual Meeting

Dear Ms. Mogenson,

Please accept the attached letter and resolution as a submission for the 2013 proxy statement submitted by myself and Stephen Johnson, who have jointly owned more than $2,000 of BAC stock for more than one year.

We would appreciate acknowledgement of receipt of this email and both attachments.

Sincerely,
Martha Thompson
Stephen Johnson

Stephen Johnson and Martha Thompson

*** FISMA & OMB Memorandum M-07-16 ***

sjohnson@rpm-data.com
marniethompson@triad.rr.com

By Fax to 980-386-6699
By email to i_r@bankofamerica.com and lauren.a.mogenson@bankofamerica.com

November 27, 2012

Lauren A. Mogensen, Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogenson:

As joint owners of 1,000 shares in Bank of America Corporation ("Company"), we, Stephen Johnson and Martha Thompson, hereby submit the enclosed resolution for consideration at the upcoming annual meeting.

The resolution requests that the Company study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

The attached proposal is submitted for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are the beneficial owners of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next shareholders' annual meeting. We have been shareholders for more than one year and have held over $2,000 of stock. We, or other representatives, will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 1 Milk Street, 5th Floor, Boston, MA, 02109; 617-423-2148 x112; mlapham@responsiblewealth.org.

We look forward to further discussion of this issue.

Sincerely,



Stephen Johnson



Martha Thompson

Bank of America Shareholder Proposal
Filed by Stephen Johnson and Marnie Thompson

PROHIBIT POLITICAL CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:
Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications during the 2010 primaries revealed the donor identities in their Federal Election Commission filings.

In February 2010, 80% of those polled by ABC News/Washington Post opposed the *Citizens United* decision – across party lines. More recently, 80-90% of respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy-nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company; over half would ask their employer to remove the company from their retirement account.

Bank of America's political action committee and employees have given $16.84 million to federal candidates for office since the 2002 election cycle (Center for Responsive Politics). At the state level, the Bank, its subsidiaries and employees have given over $8.4 million to candidates since 2003. An unreported amount was expended to ballot referenda, political convention host committees, trade association political spending and/or other politically oriented recipients.

A growing number of companies have discontinued political spending either directly or through third parties (Sustainable Endowments Institute).

RESOLVED:
The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

SUPPORTING STATEMENT:
Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012). Given the risks, potential negative impact, and questionable value of corporate political spending, we believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use Bank of America's contributions, dues or fees toward political ends.

Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

Bank of America

December 11, 2012

VIA OVERNIGHT MAIL

Stephen Johnson and Martha Thompson

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Johnson and Ms. Thompson:

I am writing on behalf of Bank of America Corporation (the "Company"), which received on November 27, 2012, your stockholder proposal entitled "Prohibit Political Contributions From Corporate Treasury Funds" for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal"). The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposals for at least one year as of the date the stockholder proposals were submitted. The Company's stock records do not indicate that you are the record owners of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 27, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 27, 2012); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

Bank of America, NC1-027-20-05
214 N. Tryon St., Charlotte, NC 28255

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 27, 2012).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 27, 2012). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 27, 2012), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me Bank of America Corporation, 214 North Tryon Street, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by facsimile to me at (704) 409-0350.

If you have any questions with respect to the foregoing, please contact me at (980) 388-5022. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

cc: Mike Lapham, United for a Fair Economy

Enclosures

Stephen Johnson and Martha Thompson

*** FISMA & OMB Memorandum M-07-16 ***

sjohnson@rpm-data.com
marniethompson@triad.rr.com

By Fax to 704-409-0350
By mail to Bank to 214 North Tryon Street, Charlotte, NC 28255-0001

December 17, 2012

Jennifer E. Bennett, Associate General Counsel and Assistant Corporate Secretary
Bank of America Corporation
214 North Tryon Street
Charlotte, NC 28255-0001

Dear Ms. Bennett:

Please find attached a letter from our broker, Scottrade, affirming that we have continuously held 1,000 shares of BAC for more than one year preceding and including the date of our submission of the Proposal. As Scottrade is a DTC participant, their letter satisfies condition (1) as stated in your December 11, 2012 request for proof of ownership, since the price of a BAC share has never dropped below $2 during the timeframe in question. Please advise immediately if there is any further question about our standing to submit a shareholder proposal.

We note that our designated representative, Mike Lapham, was not copied on the December 11, 2012 request, though our submission letter requested that he be included in all correspondence. We would very much appreciate it you would include Mr. Lapham on all future correspondence regarding this shareholder proposal. For your convenience, we are providing his contact details again in this letter: Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 1 Milk Street, 5th Floor, Boston, MA, 02109; mlapham@responsiblewealth.org. In addition, please direct any phone inquiries regarding this resolution to Mr. Lapham at 617-423-2148 x112.

We look forward to further discussion of this issue.

Sincerely,



Stephen Johnson



Martha Thompson

cc: Mike Lapham


Scottrade

MEMBER FINRA/SIPC

1310 Westover Terrace Ste 106
Greensboro NC 27408-7914
336-275-7205 • 1-888-928-2733

December 17, 2012

Martha Ruth Thompson
Stephen Brian Johnson

*** FISMA & OMB Memorandum M-07-16 ***

Re: Scottrade Account FISMA & OMB Memorandum M-07-16 ***

Dear Mrs. Thompson & Mr. Johnson:

This letter is written per your request to verify the following information for the account listed above:

Martha Ruth Thompson and Stephen Brian Johnson have continually held 1000 shares of BAC, from October 11, 2011 through December 17, 2012 in their Scottrade Account.

For additional assistance, please contact us at (336) 275-7205.

Sincerely,



Anthony Mason
Branch Manager

GIBSON DUNN

EXHIBIT B

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, NW • No. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

OFFICE OF THE
NOV 13 2012
CORPORATE SECRETARY

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

9 November 2012

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, North Carolina 28255

Re: shareholder proposal for 2013 annual meeting

Dear Ms. Mogensen:

On behalf of Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Fund"), I enclose a shareholder resolution for inclusion in the proxy materials that Bank of America Corporation plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal is submitted under SEC Rule 14a-8 and relates to the Company's political spending policies.

The Fund is an S&P 500 index fund located at 275 7th Avenue, New York, N.Y. 10001. It has beneficially owned over $2000 worth of Bank of America common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the upcoming annual meeting, which a representative is prepared to attend.

The Fund would be pleased to discuss the issues with you. Please let me know if this is something in which you would be interested. Also, if you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

Resolved: The shareholders of Bank of America Corporation (the "Company") hereby request that the Company prepare and periodically update a report, to be presented to the pertinent board of directors committee and posted on the Company's website, that discloses monetary and non-monetary expenditures that the Company could not deduct as an "ordinary and necessary" business expense under section 162(e) of the Internal Revenue Code (the "Code") because they are incurred in connection with–

• influencing legislation;

• participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office; and

• attempting to influence the general public, or segments thereof, with respect to elections, legislative matters, or referenda.

The requested disclosure would include (but not be limited to)–

• contributions to or expenditures in support of or opposition to political candidates, political parties, political committees;

• dues, contributions or other payments made to tax-exempt "social welfare" organizations and "political committees" operating under sections 501(c)(4) and 527 of the Code, respectively, and to tax-exempt entities that write model legislation and operate under section 501(c)(3) of the Code; and

• the portion of dues or other payments made to a tax-exempt entity such as a trade association that are used for an expenditure or contribution and that would not be deductible under section 162(e) of the Code if made directly by the Company.

The report shall identify all recipients and the amount paid to each recipient from Company funds.

Supporting statement

As long-term shareholders, we support transparency and accountability in corporate spending on political activities. Disclosure is consistent with public policy and in the best interest of the Company and its shareholders. Indeed, the Supreme Court's 2010 *Citizens United* decision – which liberalized rules for corporate participation in election-related activities – recognized the importance of disclosure to shareholders, saying: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

In our view, in the absence of a system of accountability, company assets could be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the Company and its shareholders.

Although the Supreme Court cited the importance of disclosure in this area, current law allows companies to anonymously channel significant amounts of money into the political process through trade associations and non-profit groups that do not have to disclose contributors. The Company does disclose its direct contributions to candidates and lobbying expenditures, but secret payments to third parties can dwarf the contributions that must be publicly reported.

Given the vagaries of the political process and the uncertainty that political spending will produce any return for shareholders, we believe that companies should be fully transparent and accountable by disclosing how they spend shareholder money in this area.

We urge you to vote **FOR** this critical governance reform.